Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

April 9, 2024

VIA ELECTRONIC FILING

Emily Rowland, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Axxes Private Markets Fund; Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2; File Nos. 333-274313 and 811-23898

Dear Ms. Rowland:

On behalf of Axxes Private Markets Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) telephonically, on March 15, 2024, regarding the Fund’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-274313 and 811-23898) (the “Registration Statement”) filed on EDGAR on February 27, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses.

PROSPECTUS SUMMARY

1.            In the section “INVESTMENT PROGRAM” please clarify what is meant by “directly or indirectly” in the following sentence: “A Direct Access Co-Investment is an investment, directly or indirectly, through or alongside certain Investment Funds sponsored or managed by an Investment Manager in the Investment Manager’s buyout and growth equity opportunities…”

Response:       The Fund has removed “directly or indirectly” from the referenced sentence to clarify that a Direct Access Co-Investment is an investment through or alongside certain Investment Funds sponsored or managed by an Investment Manager.

2.            Please disclose in an appropriate place in the prospectus that: “the Fund will not control the Investment Funds as defined in Section 2(a)(9) of the 1940 Act.”

Response:       The Fund has added the requested disclosure to the Investment Program section.

INVESTMENT PROGRAM

3.            In the section “Investment Objective and Strategies” please replace the disclosure regarding “primaries” with the disclosure used in the prospectus summary to describe “primaries.”

Response:      The Fund has made the requested revision.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Emily Rowland, Senior Counsel April 9, 2024 Page 2

TYPES OF INVESTMENTS AND RELATED RISKS

4.            Please add risk factors for any type of investment that is expected to be principal for the Investment Funds if not already disclosed.

Response:      The Investment Funds are not expected to principally invest in any investment types that have not been disclosed in the Registration Statement.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

5.            In the section “Exclusive Delaware Jurisdiction” please remove the term “brought” from the sentence “Under the Declaration of Trust, any claims related to the Fund, except claims brought under the federal securities laws…” Please also remove this term from the text of the Declaration of Trust.

Response:      The Fund has made the requested revisions to the Registration Statement and the Declaration of Trust.

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Please do not hesitate to call me at (202) 383-0176 or Krisztina Nadasdy at (614) 468-8292 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Andrea Ottomanelli Magovern, Assistant Director
Asen Parachkevov, Branch Chief
Krisztina Nadasdy, Esq., Eversheds Sutherland (US) LLP